EXECUTION VERSION

AMENDED AND RESTATED

ADVISORY FEE WAIVER AGREEMENT

This AMENDED AND RESTATED ADVISORY FEE WAIVER AGREEMENT is dated as of November 19, 2018, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and SUNAMERICA INCOME FUNDS, a Massachusetts business trust (the “Trust”).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory and Management Agreement, dated January 1, 1999 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the AIG Strategic Bond Fund (the “Fund”), a series of the Trust; and

WHEREAS, the Trust, on behalf of the Fund, pays the Adviser as compensation for services provided to the Fund, a management fee at the annual rates set forth in the Advisory Agreement (the “Management Fee”); and

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are parties to that certain Advisory Fee Waiver Agreement, dated May 1, 2018, pursuant to which the Adviser agreed to waive a portion of its Management Fee; and

WHEREAS, the Adviser and the Trust desire to amend and restate the Advisory Fee Waiver Agreement to reflect that the Adviser has further agreed to waive its Management Fee under the Advisory Agreement in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser shall waive its Management Fee under the Advisory Agreement with respect to the Fund so that the Management Fee payable by the Fund is equal to 0.38% on the first $350 million of the Fund’s average daily net assets and 0.33% above $350 million of the Fund’s average daily net assets.

2.

This Agreement shall continue in effect through July 31, 2020, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Advisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Peter A. Harbeck
Name:	Peter A. Harbeck
Title:	President and Chief Executive Officer

SUNAMERICA INCOME FUNDS, on behalf of the AIG Strategic Bond Fund, series thereof

By:	/s/ John T. Genoy
Name:	John T. Genoy
Title:	President